SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                ACTEL CORPORATION
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                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   004934 10 5
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                                 (CUSIP Number)


                         Texas Instruments Incorporated
                         13500 North Central Expressway
                               Dallas, Texas 75265
                          Attention: Richard J. Agnich
                                 (214) 995-4855
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  April 2, 1997
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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CUSIP No. 004934 10 5              13D               Page 2 of 8 Pages
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================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Texas Instruments Incorporated
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
        N/A                                                      (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                    [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       2,431,578
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     0
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         2,431,578
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,431,578
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        11.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
================================================================================

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CUSIP No. 004934 10 5              13D               Page 3 of 8 Pages
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ITEM 1. SECURITY AND ISSUER.

      Common Stock, $0.001 par value (the "Issuer Common Stock")
      Actel Corporation (the "Issuer")
      955 East Arques Avenue
      Sunnyvale, CA  94086

ITEM 2. IDENTITY AND BACKGROUND.

Filing Person

      Name:  Texas Instruments Incorporated ("TI")
      State of Incorporation:  Delaware
      Principal Business: Semiconductors and other electronics technologies Address of Principal Business: 13500 North Central Expressway
                                    P.O. Box 655474
                                    Dallas, TX  75265

      Address of Principal Office: 13500 North Central Expressway
                                    P.O. Box 655474
                                    Dallas, TX  75265

            TI has not been convicted in a criminal proceeding during the last 5 years.

            TI has not been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Executive Officers and Directors
--------------------------------

   (a)  Name and Title:
        ---------------
        1.  James R. Adams -  Chairman of the Board
        2.  Thomas J. Engibous - Director, President and Chief Executive Officer
        3.  David L. Boren - Director
        4.  James B. Busey IV - Director
        5.  Gerald W. Fronterhouse - Director
        6.  David R. Goode - Director
        7.  Gloria M. Shatto - Director
        8.  William P. Weber - Vice Chairman
        9.  Clayton K. Yeutter - Director
        10. Gary D. Clubb - Executive Vice President
        11. David D. Martin - Executive Vice President
        12. Richard K. Templeton - Executive Vice President
        13. David W. Welp - Executive Vice President

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CUSIP No. 004934 10 5              13D               Page 4 of 8 Pages
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            14.   Richard J. Agnich - Senior Vice President, Secretary
                                        and General Counsel
            15.   William A. Aylesworth - Senior Vice President, Treasurer
                                            and Chief Financial Officer
            16.   Charles F. Nielson - Vice President
            17.   Elwin L. Skiles, Jr. - Vice President


      (b)   Residence or Business Address:
            ------------------------------
            1.    13500 North Central Expressway
                  P.O. Box 655474
                  Dallas, TX  75265
            2.    13500 North Central Expressway
                  P.O. Box 655474
                  Dallas, TX  75265
            3.    660 Parrington Oval
                  Evans Hall, Room 110
                  Norman, OK  73019
            4.    8755 Copeland Pond Ct.
                  Fairfax, VA  22031
            5.    25 Highland Park Village
                  Suite 100-352
                  Dallas, TX  75205
            6.    Three Commercial Place
                  Norfolk, VA  23510-2191
            7.    610 Mount Berry Station
                  Mount Berry, GA  30149-0610
            8.    13500 North Central Expressway
                  P.O. Box 655474
                  Dallas, TX  75265
            9.    Columbia Square
                  555 Thirteenth Street, N.W.
                  Washington, D.C.  20004-1109
            10.   13500 North Central Expressway
                  P.O. Box 655474
                  Dallas, TX  75265
            11.   13500 North Central Expressway
                  P.O. Box 655474
                  Dallas, TX  75265
            12.   13500 North Central Expressway
                  P.O. Box 655474
                  Dallas, TX  75265
            13.   13500 North Central Expressway
                  P.O. Box 655474
                  Dallas, TX  75265

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CUSIP No. 004934 10 5              13D               Page 5 of 8 Pages
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         14.   13500 North Central Expressway
               P.O. Box 655474
               Dallas, TX  75265
         15.   13500 North Central Expressway
               P.O. Box 655474
               Dallas, TX  75265
         16.   13500 North Central Expressway
               P.O. Box 655474
               Dallas, TX  75265
         17.   13500 North Central Expressway
               P.O. Box 655474
               Dallas, TX  75265


   (c)   Present Principal Occupation:
         -----------------------------
         1.    James R. Adams - Chairman of the Board of TI
         2.    Thomas J. Engibous - President and Chief Executive Officer of TI
         3.    David L. Boren - President, The University of Oklahoma
         4.    James B. Busey IV - Retired Admiral, U.S. Navy
         5.    Gerald W. Fronterhouse - Investments
         6.    David R. Goode - Chairman, President and Chief Executive Officer,
                                 Norfolk Southern Corporation
         7.    Gloria M. Shatto - President, Berry College
         8.    William P. Weber - Vice Chairman of TI
         9.    Clayton K. Yeutter - Of Counsel, Hogan & Hartson
         10.   Gary D. Clubb - Executive Vice President of TI
         11.   David D. Martin - Executive Vice President of TI
         12.   Richard K. Templeton - Executive Vice President of TI
         13.   David W. Welp - Executive Vice President of TI
         14.   Richard J. Agnich - Senior Vice President, Secretary
                                   and General Counsel of TI
         15.   William A. Aylesworth - Senior Vice President, Treasurer
                                       and Chief Financial Officer of TI
         16.   Charles F. Nielson - Vice President of TI
         17.   Elwin L. Skiles, Jr. - Vice President of TI


   (d)   Convictions in Criminal Proceedings during the last 5 Years:
         ------------------------------------------------------------
               None of the persons listed in paragraph (a) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.


   (e)   Proceedings involving Federal or State Securities Laws:
         -------------------------------------------------------
               None of the persons listed in paragraph (a) above have been parties to any civil proceeding as a result of which such person was subject to a judgment

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CUSIP No. 004934 10 5             13D               Page 6 of 8 Pages
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            enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

      (f)   Citizenship:

                  Each of persons listed in paragraph (a) above is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            In connection with TI's sale of its anti-fuse field programmable gate array business to the Issuer on March 31, 1995, TI acquired 1,000,000 shares of the Series A Preferred Stock of the Issuer (the "Convertible Preferred Stock") as partial consideration for such sale. The Convertible Preferred Stock was converted on March 12, 1997, at the option of TI, into 2,631,578 shares of Issuer Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

            As described in Item 3, the Convertible Preferred Stock was acquired by TI in connection with, and as partial consideration for, the sale of its anti-fuse field programmable gate array business to the Issuer. On March 12, 1997, TI exercised its right to convert the Convertible Preferred Stock. TI currently plans to effect sales of shares of Issuer Common Stock received in the conversion (the "Conversion Stock") from time to time in transactions complying with Rule 144 of the Securities Act of 1933. On April 2, 1997, TI effected a sale of 200,000 shares of Conversion Stock.

            TI has no plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter or bylaws or actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or
      (x) any actions similar to any of those enumerated above.

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CUSIP No. 004934 10 5             13D               Page 7 of 8 Pages
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ITEM 5. INTEREST IN SECURITIES OF ISSUER.

      (a) TI beneficially owns 2,431,578 shares of the Issuer Common Stock (representing 11.8% of the outstanding shares of such class of securities). To the knowledge of TI, none of the directors or officers of TI listed in Item 2 above beneficially own any shares of the Issuer Common Stock.

      (b) TI has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,431,578 shares of Issuer Common Stock.

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            In connection with its acquisition of the Convertible Preferred Stock, TI entered into an Investor Agreement dated April 1, 1995 with the Issuer. Such Investor Agreement provides certain registration rights to TI with respect to the Conversion Stock. The Investor Agreement also contains provisions limiting TI's ability to transfer the Conversion Stock to certain identified persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      1. Investor Agreement, dated March 31, 1995, between Actel Corporation and Texas Instruments Incorporated

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CUSIP No. 004934 10 5             13D               Page 8 of 8 Pages
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                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          TEXAS INSTRUMENTS INCORPORATED


    April 7, 1997                           By:  /s/ William A. Aylesworth
    -------------                                ----------------------------
        Date                              Name:  William A. Aylesworth
                                         Title:  Senior Vice President

                                 EXHIBIT INDEX
                                 -------------

Exhibit     Description
-------     -----------

   1 Investor Agreement, dated March 31, 1995, between Actel Corporation and Texas Instruments Incorporated